720

04024545

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suzano Petroquimica

*CURRENT ADDRESS

PROCESSED
APR 20 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34667 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/26/04

KPMG

RECEIVED
2004 APR 20 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

Suzano Petroquímica S.A.
(Publicly-traded Company)

Financial statements
Year ended December 31, 2003 and 2002

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

Suzano Petroquímica S.A.

Publicly-traded Company

Financial statements

Year ended December 31, 2003 and 2002

Contents

Management report

Economic scenario

Fiscal year 2003 was marked by a strong retraction in the domestic economic activity, especially during the second half; this was largely due to the adoption of the austere tax and monetary measures implemented by the new government.

The slight recovery in the economy of the United States, Europe and Asia indicates an upswing in economic activity at global level, which should bring benefits in the medium term. At regional level, the economic recovery of Argentina, a traditional business partner of Brazil, partially compensated the retraction of the Brazilian economy.

In the petrochemical industry, the year 2003 began in an atypical manner as the decrease in demand, common in the first three months of the year, did not happen. On the contrary, the expectation of a long war in Iraq led to the formation of preventive inventories, with clients anticipating their orders because of the successive increases in the prices for petroleum/naphtha.

In view of the short-lived conflict in Iraq, the second and third quarters of the year were affected by the disposal of the large inventories formed by the clients during the pre-war period. In Brazil the sector increased export sales, in order to compensate for the poor performance of the domestic market.

As expected, the last months of the year brought an increase in demand caused by seasonal factors. Other factors that had a positive effect on the results of the last quarter were the low level of inventories in the whole chain, and the prospect of an increase in the prices of resins as from January, 2004.

Equity interest

A spin-off from Companhia Suzano de Papel e Celulose, the Company was formed at the end of 2001, and through its wholly-owned subsidiaries, SPQ Investimentos e Participações Ltda., and Suzano Química Ltda., it holds equity interest in other companies as follows:

Through SPQ Investimentos e Participações Ltda. (new company name of SPP-Nemo S.A. Industrial e Comercial Exportadora)	**Total capital - %**
Politeno Indústria e Comércio S.A.	33.8
Through Suzano Química Ltda.	
Polipropileno Participações S.A.	83.6
Polibrasil Participações S.A	50.0
Petroflex Indústria e Comércio S.A	20.1
Rio Polímeros S.A.	33.3
Suzanopar Petroquímica Ltd.	100.0

Strategic positioning

In the pursuit of its objective, which is to consolidate our position among the major groups in the local petrochemical sector, in March, 2003, through Polibrasil Resinas S.A., a subsidiary jointly controlled with Basell, was inaugurated a new polypropylene plant in Mauá (SP) with production capacity of 300 thousand tons/year.

The company is currently consolidating its activities and making investments that will assure its competitiveness, and will give it a sound basis for its continuous growth. Rio Polímeros S.A., the largest on-going investment in the petrochemical industry in Latin America, in which the Company detains an interest of 33.3%, is an example of this.

Both plants, the new polypropylene one of Polibrasil and the Rio Polímeros plant are projects that confirm the strategic plan defined by the Company: world scale production, use of suitable and competitive raw materials, modern process technologies and a privileged location regarding the sources of raw material and its major market that is the Southeast region.

With the start-up of the new plant of Polibrasil, the joint production capacity of Suzano Petroquímica through its subsidiaries increased to 1,345 thousand tons per year, and after the start-up of Rio Polímeros, this figure will be 1,885 thousand tons, as shown in the table blow:

In 1000 tons/year	**Polibrasil (*)**	**Politeno**	**Petroflex**	**Rio polímeros (**)**	**Total capacity**
Polyethylene	-	360	-	540	900
Polypropylene	625		-	-	625
Elastomers	—	—	360	—	360
Total	625	360	360	540	1.885

(*) The Mauá slurry unit in São Paulo is not included. (**) Project under implementation (2004)

Results

Net equity of the Company at the year-end was R$ 857 million, with assets worth R$ 884 million and a debt of R$19 million with the BNDES. The recorded net income of R$ 2 million in the period, was basically from equity method result of subsidiary and affiliated companies, which totaled R$ 12 million, as presented below:

	Total Capital - %	**Equity method result - R$(000)**
Through SPQ Investimentos e Participações Ltda.	100.0	28.5
SPQ Investimentos e Participações Ltda		(0.5)
Politeno Indústria e Comércio S.A.	33.8	29.0
Through Suzano Química Ltda.	100.0	(17.0)
Suzano Química Ltda		(2.9)
Polipropileno Participações S.A.	83.6	(0.4)
Polibrasil Participações S.A.	50.0	28.9
Petroflex Indústria e Comércio S.A.	20.1	13.0
Rio Polímeros S.A.	33.3	(0.4)
Suzanopar Petroquímica Ltd. (1)	100.0	(55.2)
Petroflex Indústria e Comércio S.A.	20.1	13.0
Rio Polímeros S.A.	33.3	(0.4)
Suzanopar Petroquímica Ltd. (1)	100.0	(55.2)

(1) Losses in equity method of subsidiary Suzanopar Petroquímica Ltd. is a result of exchange losses on investment, a reflection of the valuation of the real to the dollar in 2003.

Proposed dividends of R$ 7 million, correspond to R$ 0.0302 per ordinary share and R$ 0.0332 per preferred share.

Subsidiary companies and jointly controlled companies

Subsidiaries and companies controlled jointly with Suzano Química Ltda.

1 *Rio Polímeros S.A.*

Rio Polímeros is building the Chemical Gas Complex of Rio de Janeiro in Duque de Caxias (RJ). The project comprises a cracker unit of ethane and propane - fractions of natural gas - with a production capacity of 520 thousand tons/year of ethylene and a high-density polyethylene (PEAD) and linear low-density polyethylene (PELBD) plant, with a production capacity of 540 thousand tons/year. Rio Polímeros should start up early in 2005, and it shall be an important driver for the development of the state of Rio de Janeiro.

The company will be a pioneer in Brazil in the use of fractions of natural gas as raw material for the production of ethylene, and it will be also the first Brazilian petrochemical complex with total integration between the ethane and polyethylene production units.

Total investment in the project is estimated at US$ 1.04 billion, of which US$ 606 million are from credit facilities granted by the BNDES - Banco Nacional de Desenvolvimento Econômico e Social and Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 434 million are being invested by the shareholders, in proportion to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

Up to 2003, the shareholders of Rio Polímeros invested the equivalent to US$ 314 million, while the funding institutions released the equivalent to US$ 418 million, totaling US$ 732 million.

To create the foundations for a successful ingress in the market, Rio Polímeros engaged in pre-marketing activities during the first quarter of 2003.

Expanding the list of agreements that are material for the implementation of the project, contracts were signed in 2003 with CERJ for the use of and connection to the electric power system. Also during 2003, Rio Polímeros worked towards the signature of an electric power purchase and sales agreement, which was consolidated on January 7, 2004 with Petrobras Energia Ltda.

2 *Polibrasil Resinas S.A.*

Polibrasil Resinas manufactures polypropylene, a thermoplastic resin widely used for the production of kitchenware, household items, and packaging for the food, cosmetic and pharmaceutical industry. Polibrasil has three plants located in Mauá (SP), Duque de Caxias (RJ) and Camaçari (BA), totaling a production capacity of 625 thousand tons/year. Additionally, Polibrasil Resinas has a wholly-owned subsidiary, Polibrasil Compostos S/A, with a production capacity of 24 thousand tons/year of polypropylene compounds, used mainly by the car-making industry.

The polypropylene demand has shown a differentiated growth when compared to other thermoplastic resins, due to penetration of the product in new market niches - where it has replaced other resins and through the development of new applications.

In March, 2003 the Polibrasil started operating a new polypropylene production unit in Mauá (SP), with capacity of 300 thousand tons/year; this plant required total investments of US$ 217 million, and in addition to world scale production, advanced technology and a privileged location as regards its main market, it also has guaranteed suitable raw material supply, through long-term supply contracts with Petroquímica União S.A., and the Petrobras-owned Capuava Refinery (RECAP), giving it unique logistic assurance regarding supplies.

Consolidated net sales in its indirect controlling company, Polibrasil Participações S.A., were R$ 1.312 million in 2003, and net profit recorded was R$ 57.2 million, 129% higher than that recorded for 2002.

In 2003, the efforts of Polibrasil in its programs relative to excellence in corporate management were recognized with the receipt by the company of the National Quality Award (*Prêmio Nacional da Qualidade* - PNQ) in the category of Major Companies.

3 *Petroflex Indústria e Comércio S.A.*

Petroflex is the largest manufacturer of synthetic rubber in Latin-America. It has three industrial plants located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with a total production capacity of 360 thousand tons/year. Its main product is the styrene-butadiene rubber (SBR) and its main consumers are the manufacturers of pneumatic tires, "camelbacks" (rubber bands for tire recapping) and shoe-makers.

The year 2003 was the beginning of a new phase for Petroflex. The company has been already investing in the diversification of its line of products, and this was confirmed in its Strategic Planning, which focused on products with higher added value and more sophisticated applications, with greater demand potential.

Always sensitive to market growth and its opportunities, the company started to go international by opening a branch in Rotterdam, in Holland, and by formalizing the organization of a branch in Hong Kong.

Production output of Petroflex in 2003 was 5% higher than in 2002, and the company had record sales of 342 thousand tons, despite the strong retraction of the Brazilian economy. This outstanding performance was due mainly to exports that were 20% higher when compared with the previous year.

Petroflex consolidated net sales in 2003 was R$ 1.092 million. Despite the increase in costs, driven by the higher prices of main raw materials, and the increase of operational expenses, especially freight expenses resulting from the higher volume exported, the company recorded net profit of R$ 60.5 million, 104% higher than in 2002. The offsetting of accumulated losses allowed the company to establish provision for payment of dividends.

Petroflex is constantly investing in the improvement of the services supplied to its customers, and in refining its technological capabilities and developing new products and applications; the success of these initiatives was acknowledged when the company was the 1st place winner of the ABIQUIM Technology Award in 2003.

This is a wholly-owned subsidiary of Suzano Química, whose cash assets are basically destined to fund the Rio Polímeros project.

Subsidiary jointly controlled with SPQ Investimentos e Participações Ltda.

Politeno Indústria e Comércio S.A.

Located in Camaçari (BA) with a production capacity of 360 thousand tons/year, Politeno produces low-density polyethylene (PEBD), linear low-density polyethylene (PELBD) and high density (PEAD), used for manufacturing bags, films, containers, bottles and houseware, in addition to the ethylene vinyl acetate copolymer (EVA), used for fabrication of foam rubber for shoe soles and adhesive tape.

The successive increases in the price of ethylene have significantly contributed for a decrease in profitability, since Politeno has absorbed part of the cost increase. This notwithstanding, Politeno had net sales of R$ 944 million in 2003, and recorded a net profit of R$ 66.2 million, 45% higher than in 2002. In April and May the company distributed dividends in the amount of R$ 9.5 million and R$ 2.2 million, respectively, for fiscal year 2002, and R$ 15 million in October, as advance dividends; an additional R$ 43.5 million was distributed in December, relative to retained profits for fiscal years 2001 and 2002. SPQ Investimentos e Participações Ltda. holds 33.80% of Politeno's total capital stock.

The Company has potential to expand its capacity with just marginal investments, depending only on the supply of raw material by its vendor in the Camaçari industrial complex.

Investments

Investments of R$ 152 million were made by subsidiary Suzano Química, which were totally directed to Rio Polímeros.

Outlook

The results for the last months of 2003 point to the recovery of the domestic economic activity confirming the optimistic forecasts for 2004.

It is hoped that the growth of world economy will bring an increase in the demand for petrochemical products. Together with a more stable supply offer, this should help increase profitability and margins of the petrochemical industry, since there are no great projects in sight for increasing production capacity in 2004. Another factor that may contribute to improve margins for the industry in Brazil is the recovery of demand in the local market, where sales yield better profits than export sales, and also the expected decrease in the naphtha price, since in 2004 we do not expect the same problems that marked 2003, which led to very high prices for this product.

In this scenario, the set of measures that are being taken to increase competitiveness of subsidiary and affiliated companies in the markets where they operate allows us to discern good prospects for 2004.

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central Tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Independent auditors' report

The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have examined the balance sheets of Suzano Petroquímica S.A. and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiary Politeno Indústria e Comércio S.A., whose investment balance represents 15.85% of the Company's total assets, and its equity interest represents 251.70% of the equity interest in subsidiaries and affiliates for the year, were audited by other independent auditors, and their report on those financial statements was provided to us. Our opinion, insofar as it relates to the amounts of this investment and its equity interest, is based solely on the report of the other independent auditors.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audits, and on the report of the other independent auditors related to the subsidiary mentioned in the first paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the year and period then ended, in conformity with accounting practices adopted in Brazil.

February 27, 2004
KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Assets				
Curret assets				
Cash and cash equivalents	50,116	67,122	6	35
Interest earning bank deposits	173,971	367,059	6,147	19,316
Trade accounts receivable	156,808	147,567	-	-
Inventories	108,066	102,065	-	-
Interest on capital	-	-	9,121	15,303
Recoverable taxes	61,535	50,096	4,217	4,425
Deferred taxes	3,307	1,159	-	-
Other debtors	15,165	7,776	10	91
Prepaid expenses	3,082	2,490	179	-
	572,050	745,334	19,680	39,170
Noncurrent assets				
Deferred taxes	15,044	11,146	-	-
Recoverable taxes	15,597	2,863	-	-
Judicial deposits	2,391	4,286	-	-
Other debtors	5,199	1,826	-	-
Related companies	-	-	26,725	797
	38,231	20,121	26,725	797
Permanent assets				
Investments	71,002	71,251	836,618	858,738
Property, plant and equipment	1,109,181	793,803	637	331
Deferred charges	71,167	91,418	-	-
	1,251,350	956,472	837,255	859,069
	1,861,631	1,721,927	883,660	899,036

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Liabilities				
Current liabilities				
Trade accounts payable	85,979	120,317	-	-
Loans and financings	125,116	67,086	6,505	6,355
Taxes payable other than on income	13,907	10,537	69	1,007
Accrued salaries and payroll taxes	9,066	7,456	235	675
Related parties	6,088	6,094	683	-
Interest on own capital payable	-	5,558	-	5,558
Dividends proposed and payable	7,061	6,353	7,061	6,353
Other accounts payable	14,062	10,892	69	26
Income and social contribution taxes	16,432	6,087	-	-
	277,711	240,380	14,622	19,974
Noncurrent liabilities				
Trade accounts payable	4,815	5,889	-	-
Loans and financings	603,361	499,522	12,215	17,542
Deferred taxes	1,557	1,734	-	-
Provision for contingencies	48,788	36,207	-	-
Related parties	22,035	30,974	-	-
Pension plan provision	4,803	4,910	-	-
Other creditors	-	24	-	-
	685,359	579,260	12,215	17,542
Deferred income	32,740	32,740	-	-
Minority interest	8,998	8,027	-	-
Shareholders' equity				
Share capital	794,383	794,383	794,383	794,383
Revaluation reserve	2,513	2,542	2,513	2,542
Profit reserves	59,927	64,595	59,927	64,595
	856,823	861,520	856,823	861,520
	1,861,631	1,721,927	883,660	899,036

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002
(In thousands of Reais - R$ - except income per share)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Gross sales	1,493,736	1,142,214	-	-
Sales taxes	(270,529)	(266,039)	-	-
Net sales and services	1,223,207	876,175	-	-
Cost of sales	(1,019,113)	(725,759)	-	-
Gross profit	204,094	150,416	-	-
Selling expenses	(74,583)	(51,914)	-	-
General and administrative expenses	(39,116)	(32,177)	(7,822)	(5,034)
Directors' fees	(1,195)	(1,349)	(238)	
Financial expenses	(87,349)	(58,258)	(2,461)	(3,413)
Financial income	17,751	190,433	2,008	5,697
Equity interest in subsidiaries and affiliates	(298)	(6,197)	11,538	134,702
Amortization of goodwill	(2,513)	(2,513)	(668)	(668)
Other operating income (expense)	8,483	(24,360)	-	-
Operating income (loss)	25,274	164,081	2,357	131,284
Nonoperating (loss) income	(3,968)	4,341	-	-
Income before social contribution and income taxes	21,306	168,422	2,357	131,284
Social contribution and income taxes	(18,577)	(53,484)	-	-
Net income before minority interest	2,729	114,938	2,357	131,284
Minority interest	(607)	5,061	-	-
Net income for the year	2,122	119,999	2,357	131,284
Net income per share - R$			0.01	0.59
Shares outstanding at year end			221,195,380	221,195,380

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003 and 2002
(In thousands of reais - R$)

Parent company	Share capital	Revaluation reserve	Profit reserves: Legal	Profit reserves: Special Statutory reserve	Profit reserves: Realizable profits	Accumulated income (loss)	Total
Balances at December 31, 2001	794,383	-	-	-	-	(53,797)	740,586
Revaluation reserve in affiliates	-	2,542	-	-	-	-	2,542
Net income for the year	-	-	-	-	-	131,284	131,284
Interest on own capital	-	-	-	-	-	(6,539)	(6,539)
Proposed dividends	-	-	-	-	-	(6,353)	(6,353)
Transfer to reserves	-	-	3,874	54,229	6,492	(64,595)	-
Balances at December 31, 2002	794,383	2,542	3,874	54,229	6,492	-	861,520
Revaluation reserve in affiliates	-	(29)	-	29	-	-	-
Net income for the year	-	-	-	-	-	2,357	2,357
Proposed dividends	-	-	-	-	(6,492)	(562)	(7,054)
Transfer to reserves	-	-	118	1,677	-	(1,795)	-
Balances at December 31, 2003	794,383	2,513	3,992	55,935	-	-	856,823

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2003 and 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net income for the year	2,729	114,938	2,357	131,284
Expenses (income) that do not affect working capital:				
. Depreciation and amortization	45,468	24,206	67	23
. Net book value of permanent assets disposed	2,493	730	-	-
. Deferred income and social contribution taxes	(3,716)	33,332	-	-
. Provision for contingencies - noncurrent	12,293	10,742	-	-
. Equity interest in subsidiaries and affiliates	298	6,197	(11,538)	(134,702)
. Amortization of goodwill	2,513	2,513	668	668
. Provision for loss in investments	18	31,068	-	-
. Variation in equity participation in affiliates	3,096	(3,096)	-	-
. Dividends from subsidiaries/affiliates	408	-	20,500	16,577
. Interest and monetary variation of noncurrent items	(21,799)	97,335	674	(3,539)
. Income tax exemption	-	6,643	-	-
. Other expenses	363	174	-	-
	44,164	324,782	12,728	10,311
Other sources				
Noncurrent loans	233,680	312,014	-	-
Decrease in noncurrent assets	5,449	43,208	-	55,634
Investment reduction in subsidiary	-	-	12,500	-
Others	514	1,378	-	-
	239,643	356,600	12,500	55,634
Total sources	283,807	681,382	25,228	65,945
Aplication of funds				
Additions to permanent assets				
Investments	5	1	10	24,790
Property, plant and equipment	328,135	560,259	373	265
Deferred charges	18,432	10,007	-	-
	346,572	570,267	383	25,055
Increase in noncurrent assets	17,071	-	25,928	797
Interest on own capital	-	6,539	-	6,539
Dividends proposed and paid	7,054	6,353	7,054	6,353
Decrease in noncurrent loans	119,936	48,924	6,001	5,752
Others	3,789	200	-	-
Total applications	494,422	632,283	39,366	44,496
Effect on working capital resulting from changes in criteria for consolidation involving Norquisa in 2002	-	(38,878)	-	-
Changes in working capital	(210,615)	10,221	(14,138)	21,449
Current assets	(173,284)	(18,851)	(19,490)	26,895
Current liabilities	37,331	(29,072)	(5,352)	5,446

See the accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(In thousands of Reais – R$)

1 – OPERATIONS

The Company's main activity is of holding equity interests in several petrochemical companies.

The operating investee companies act in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene for industrial applications - used for production of auto parts, home appliances, containers, packaging, carpets, and furniture, among other uses.
Politeno Indústria e Comércio S.A.
Production of polyethylene for industrial applications - used to produce sacking, films, packaging, domestic utensils, toys, tarpaulins, and cleaning products, as well as for other applications.
Petroflex Indústria e Comércio S.A.
Production of elastomers in emulsion and solution - used in the production of tires, retreads and tire repairs, shoes, TVs, refrigerators, hoses, gaskets, pads, bushings and carpets, among other purposes.

2 – PRESENTATION OF THE FINANCIAL STATEMENT

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

The consolidated financial statements for the year ended December 31, 2002, compared with the financial statements of the prior year should take into consideration the following effects:

a) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002. Due to the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result of it the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists.

Since then, the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost, using as a source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

The Company's equity interest was affected negatively in 2002, by R$ 26,515 as a result of the recognition of a provision for a permanent loss in its investments in Norquisa, using as a criteria the reduction of the equity interest in Braskem.

For this reason the consolidated financial statements do not include the consolidation of the financial statements of NORQUISA.

Certain information for the year ended December 31, 2003 was reclassified in order to ensure better comparability, consistent with the current presentation of the financial statements.

3 – DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.
Accounting estimates: The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving the estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.
Foreign currency: *Monetary assets and liabilities denominated in foreign currencies were* translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.
Rights and obligations: are price-level restated according to the exchange rates or index and interest rates specified in the agreements in force, to reflect amounts accrued through the balance sheet date.
Interest earning bank deposits: Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.
Provision for doubtful accounts: The provision for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.
Inventories: Stated at the lower of average cost of acquisition or production, which does not exceed market value.
Investments: Investments in subsidiaries and affiliates were valued using the equity method, plus goodwill or less negative goodwill, when applicable. Other investments were valued at cost, less provision for devaluation, when applicable;
Property, plant and equipment: Recorded at the cost of acquisition, formation or construction (including interest and other financial charges), and increased due to revaluation. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;
Deferred charges: Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. Amortizable goodwill is based on future economic benefits and is amortized over a 10-year period.

Income and social contribution taxes - Income tax – calculated at the rate of 15% of taxable income, plus a surcharge of 10% on income exceeding R$ 240. Social contribution – calculated at the rate of 9% of adjusted taxable income. Deferred tax is calculated on the temporary differences between the carrying amounts of the assets and liabilities and the amounts used for taxation purposes. The deferred tax assets originated from tax loss carryforward, negative basis of social contribution and temporary differences were recognized in conformity with CVM Instruction 371/02, and take into consideration past profitability and the expectations for generation of future taxable income, based on a technical viability study.
Provisions: Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.
Deferred income - refers to non-amortized negative goodwill of consolidated companies, arising from other economic reasons.
Translation method for foreign subsidiaries - the financial statements were translated to local currency using the foreign exchange sell rate in effect at the end of the year. When applicable, *accounting practices were adjusted to those of the Parent company.*

4 – CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Suzano Petroquímica S.A. and its direct and indirect subsidiaries, and joint controlled subsidiaries as shown below:

	Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.12%	97.68%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.,	-	-	100.00%	100.00%
Polipropileno Participações S.A.	87.25%	83.57%		
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%		
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.80%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

Description of main consolidation procedures

- **a.** Elimination of intercompany asset and liability account balances;
- **b.** Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
- **c.** Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
- **d.** Identification of minority interest in the consolidated financial statements.
- **e.** For the joint controlled subsidiaries, the balance of their financial statements were grouped and eliminated (if applicable) in the consolidated financial statements, in the proportion of the Parent company's interest ownership in these subsidiaries as a group.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

The reconciliation of the results for the year and shareholders' equity is shown below:

	Result for the year		Shareholders' equity	
	2003	2002	2003	2002
Consolidated	2,122	119,999	856,823	861,520
Income tax incentives of affiliates	-	6,839	-	-
Other adjustments in the shareholders' equity of subsidiaries/affiliates	235	4,446	-	-
Parent Company	2,357	131,284	856,823	861,520

5 – TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2003	2002
Domestic customers	154,397	175,315
Foreign customers	41,708	39,275
Advance on export contracts	(27,125)	(56,844)
(-) Allowance for bad debts	(12,172)	(10,179)
	156,808	147,567

6 – INVENTORIES - CONSOLIDATED

	2003	2002
Finished goods	64,400	64,981
Work in progress	331	998
Raw materials	30,545	26,311
Maintenance and miscellaneous materials	12,790	9,775
	108,066	102,065

7 – RECOVERABLE TAXES - CONSOLIDATED

	2003	2002
Recoverable social contribution and income tax	20,465	15,098
Value added tax (ICMS)	55,439	34,758
Other	1,228	3,103
	77,132	52,959
Amount classified as current assets	61,535	50,096
Noncurrent assets	15,597	2,863

8 – DEFERRED TAXES - CONSOLIDATED

These refer to tax credits recorded by subsidiaries and affiliates on temporary differences in taxable income, accumulated tax losses carried forward and negative basis of social contribution.

The main components of the deferred tax balances are presented below:

	2003					2002		
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Partic. S.A.	Politeno Ind. e Com. S.A.	Total	Polibrasil Partic. S.A.	Politeno Ind. e Com. S.A.	Total
Tax losses carried forward	191	926	5,227	426	6,770	6,738	436	7,174
Temporary provisions	-	1,159	7,402	-	8,561	5,131	-	5,131
Taxes and contributions	-	3,020	-	-	3,020	-	-	-
	191	5,105	12,629	426	18,351	11,869	436	12,305
Current assets	-	1,500	1,807	-	3,307	1,159	-	1,159
Noncurrent assets	191	3,605	10,822	426	15,044	10,710	436	11,146

The companies, based on their expectation of generating future taxable income, determined by a technical study, recognized tax credits on income tax loss carryforward and the negative bases of social contribution tax for the current and prior years, with no statutory limitation period and which can be offset against a maximum of 30% of annual taxable income.
Based on the projections for future taxable income, the Companies expect to offset the tax credits in the following years:
Rio Polímeros S.A. – R$ 191 : during 2007;
Petroflex Indústria e Comércio S.A. – R$ 926 : from 2004 to 2007;
Polibrasil Participações S.A. - R$ 5,227 : from 2004 to 2008;
Politeno Indústria e Comércio S.A. – R$ 426 : after ending the period of exemption of income tax.

9 – INVESTMENTS

	Consolidated		Parent Company	
	2003	2002	2003	2002
Subsidiaries	-	-	831,275	852,727
Amortizable goodwill	-	-	5,343	6,011
Others	71,002	71,251	-	-
	71,002	71,251	836,618	858,738

The financial statements of the subsidiaries and affiliate companies were prepared as of December 31, and were examined by independent auditors.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

Statement of investments in subsidiaries and affiliates

Subsidiaries	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
December 31, 2003 and 2002			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries/affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	678,845	152,430	
Adjusted results for the period	(17,016)	28,554	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Subscription of capital	24,790	-	24,790
Revaluation reserve	2,542	-	2,542
Equity interest	142,751	(8,049)	134,702
Interest on own capital and dividends	(16,577)	-	(16,577)
December 31, 2002	695,851	156,876	852,727
Subscription of capital	10		10
Investment reduction	-	-12500	(12,500)
Dividends	-	-20500	(20,500)
Equity interest	(17,016)	28554	11,538
December 31, 2003	678,845	152,430	831,275

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda. and SPQ Investimentos Ltda. the changes in these investments and the balance sheets of the subsidiaries and affiliates in 2003 and 2002 are presented below:

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

Statement of investments in subsidiaries and affiliates

	SUZANO QUIMICA LTDA.					SPQ Investimentos e Participações Ltda.
	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Politeno Indústria e Comércio S.A.
a) Ownership interest						
December 31, 2002						
Voting capital	50.00%	20.14%	75.21%	33.33%	100.00%	35.00%
Total capital	50.00%	20.12%	70.68%	33.33%	100.00%	34.64%
December 31, 2003						
Voting capital	50.00%	20.14%	87.25%	33.33%	100.00%	35.00%
Total capital	50.00%	20.12%	83.57%	33.33%	100.00%	33.80%
b) Information on subsidiaries / affiliates						
Share capital	275,080	148,854	66,344	895,134	153,297	333,303
Adjusted shareholder's equity	412,675	205,147	23,359	894,025	165,675	411,491
Adjusted results for the period	57,150	60,534	(443)	(1,109)	3,321	92,534
c) Investments						
December 31, 2001	141,135	20,364	25,226	66,546	290,287	134,250
Subscription of shares	23,588	-	11,904	79,977	-	-
Negative goodwill on subscription of shares	-	-	2,563	-	-	-
Revaluation reserve	-	2,542	-	-	-	-
Investment reduction	-	-	-	-	(84,560)	-
Dividends	-	-	-	-	-	(6,061)
Equity interest	12,724	6,131	(19,801)	-	151,965	18,906
December 31, 2002	177,447	29,037	19,892	146,523	357,692	147,095
Subscription of shares	-	-	-	151,855	-	-
Investment reduction	-	-	-	-	(136,769)	-
Dividends	-	(714)	-	-	-	(36,117)
Equity interest	28,890	12,951	(370)	(370)	(55,248)	29,041
December 31, 2003	206,337	41,274	19,522	298,008	165,675	140,019
BOVESPA Stock Market Price						
(in thousands of shares)						
26/12/03 - ON	-	290.00	-	-	-	-
26/12/03 - PNA	-	340.00	-	-	-	-
19/09/03 - PN	-	-	1.12	-	-	-
29/12/03 - PNA	-	-	-	-	-	11.60
30/12/03 - PNB	-	-	-	-	-	5.90

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

The balance sheets and statements of income of main subsidiaries and affiliates are shown below:

	Polibrasil Participações S.A. consolidated		Petroflex Indústria e Comércio S.A. consolidated		Polipropileno Participações S.A. Parent Company	
	2003	2002	2003	2002	2003	2002
Assets						
Curret assets	367,630	303,684	465,151	334,812	643	699
Cash and cash equivalents	1,504	16,683	182,828	89,877	424	537
Trade accounts receivable	129,171	109,914	141,521	126,011	-	-
Inventories	135,634	127,167	102,977	101,200	-	-
Recoverable taxes	78,380	39,245	23,587	10,902	219	161
Other assets	22,941	10,675	14,238	6,822	-	1
Noncurrent assets	24,335	27,380	32,131	3,928	-	-
Deferred taxes	21,642	26,114	20,597	2,565	-	-
Other assets	2,693	1,266	11,534	1,363	-	-
Permanent	767,088	776,038	332,382	303,998	24,827	24,827
Investments	76,161	79,851	4,225	4,316	24,827	24,827
Property, plant and equipment	664,648	597,965	328,157	299,682	-	-
Deferred taxes	26,279	98,222	-	-	-	-
Total	1,159,053	1,107,102	829,664	642,738	25,470	25,526
Liabilities						
Current liabilities	336,745	180,713	334,295	252,307	1	4
Loans and financings	143,043	66,714	216,198	126,827	-	-
Other liabilities	193,702	113,999	118,097	125,480	1	4
Noncurrent liabilities	374,147	538,098	290,222	246,103	2,110	1,720
Loans and financings	313,665	526,606	63,441	79,077	2,110	1,720
Other liabilities	60,482	11,492	226,781	167,026	-	-
Deferred income	25,165	25,165	-	-	-	-
Minority interest	10,321	8,234	-	-	-	-
Shareholders' equity	412,675	354,892	205,147	144,328	23,359	23,802
Total	1,159,053	1,107,102	829,664	642,738	25,470	25,526
Statements of income						
Net sales and services	1,312,111	914,195	1,091,829	807,374	-	-
Cost of products sold and services rendered	(1,098,132)	(777,563)	(947,575)	(645,151)	-	-
Gross profit	213,979	136,632	144,254	162,223	-	-
Operating expenses	(105,557)	(80,697)	(52,655)	(54,597)	(185)	(22,488)
Financial - net	(12,015)	(19,331)	(40,171)	(60,719)	(258)	(1,223)
Equity interest	(3,690)	-	-	-	-	(4,571)
Operating income (loss)	92,717	36,604	51,428	46,907	(443)	(28,282)
Nonoperating result	(2,436)	2,107	1,582	64	-	-
Income and social contribution tax	(31,771)	(13,119)	7,524	(17,306)	-	-
Minority interest	(1,360)	(590)	-	-	-	-
Net income (loss) for the year	57,150	25,002	60,534	29,665	(443)	(28,282)

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

	Rio Polímeros S.A. pre-operational		Politeno Indústria e Comércio S.A. consolidated		Suzanopar Petroquímica Ltd.	
	2002	2001	2002	2001	2002	2001
Assets						
Curret assets	51,062	34,861	289,081	345,802	165,675	357,742
Cash and cash equivalents	14,618	32,193	23,269	23,916	165,675	357,742
Trade accounts receivable	13,328	-	174,291	193,352	-	-
Inventories	17,397	-	40,357	52,095	-	-
Recoverable taxes	5,411	1,953	36,949	67,287	-	-
Other assets	308	715	14,215	9,152	-	-
Noncurrent assets	75,264	1,932	55,978	15,209	-	-
Deferred taxes	74,187	881	45,507	1,253	-	-
Other assets	1,077	1,051	10,471	13,956	-	-
Permanent	2,137,647	1,244,380	191,733	198,832	-	-
Investments	-	-	53,707	53,691	-	-
Property, plant and equipment	1,994,193	1,151,521	133,620	144,763	-	-
Deferred taxes	143,454	92,859	4,406	378	-	-
Total	2,263,973	1,281,173	536,792	559,843	165,675	357,742
Liabilities						
Current liabilities	29,017	138,710	87,270	99,698	-	50
Loans and financings	-	-	10,557	22,860	-	-
Other liabilities	29,017	138,710	76,713	76,838	-	50
Noncurrent liabilities	1,340,931	702,893	15,403	26,310	-	-
Loans and financings	1,252,872	684,345	11,537	16,175	-	-
Other liabilities	88,059	18,548	3,866	10,135	-	-
Minority interest	-	-	1	-	-	-
Shareholders' equity	894,025	439,570	434,118	433,835	165,675	357,692
Total	2,263,973	1,281,173	536,792	559,843	165,675	357,742
Statements of income						
Net sales and services	51,802	-	943,856	733,552	-	-
Cost of products sold and services rendered	(51,053)	-	(749,972)	(592,174)	-	-
Gross profit	749	-	193,884	141,378	-	-
Operating expenses	(2,602)	-	(83,524)	(60,263)	(52)	(421)
Financial - net	170	-	(3,096)	(2,974)	3,372	11,136
Equity interest	-	-	(852)	(4,647)	-	-
Operating income (loss)	(1,683)	-	106,412	73,494	3,320	10,715
Nonoperating result	-	-	80	2	-	-
Income and social contribution taxes	574	-	(40,295)	(27,900)	-	-
Net income (loss) for the year	(1,109)	-	66,197	45,596	3,320	10,715

Related parties

Parent company	2003		2002
	Assets	Liabilities	Assets
	Noncurrent	Current	Noncurrent
	Advance for future capital increase	Other debtors	Advance for future capital increase
With consolidated companies:			
Suzano Química Ltda.	26,725	-	797
With non-consolidated companies:			
Suzano Holding S/A.	-	683	-
TOTAL	26,725	683	797

Consolidated	2003		2002	
	Liabilities		Liabilites	
	Current	Noncurrent	Current	Noncurrent
	Other debtors	Other debtors	Other debtors	Other debtors
Parent company with non-consolidated companies	683	-	-	-
Non-consolidated portion of affiliates				
Polibrasil Participações S.A. (1)	5,396	22,035	6,094	30,974
Petroflex Indústria e Comércio S.A.	9	-	-	-
TOTAL	6,088	22,035	6,094	30,974

(1) Agreement for the acquisition of "Spheripol" technology from Baseltech USA Inc., which balance represented US$ 9,494 thousand, plus interest of 8% p.a. with maturity in 2008.

10 – PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual depreciation rate	2003	2002
Buildings	3.3% to 4%	82,696	60,220
Machinery and equipment	3.33% to 20%	548,667	354,364
Other fixed assets	10% to 20%	67,203	22,906
		698,566	437,490
Accumulated depreciation		(271,288)	(297,049)
		427,278	140,441
Construction in progress		664,966	636,420
Land		16,937	16,942
		1,109,181	793,803

11 - DEFERRED CHARGES - CONSOLIDATED

	2003						2002
	Technology	Pre-operating expenses	Goodwill	Others	Amortization	Total	Total
Polibrasil Participações S.A.	25,313	17,946	3,367	17,734	(47,853)	16,507	54,323
Politeno Indústria e Comércio S.A.	-	21,152	-	-	(19,653)	1,499	131
Rio Polímeros S.A.	-	47,818	-	-	-	47,818	30,953
Suzano Petroquímica S.A.	-	-	5,343	-	-	5,343	6,011
	25,313	86,916	8,710	17,734	(67,506)	71,167	91,418

Deferred technology charges

It relates to the acquisition of rights to use the "Spheripol" process under an agreement executed in 1998 with Baselltech USA Inc. for the construction of a new polypropylene production unit by the affiliated company Polibrasil Resinas S.A., in Mauá (SP), with a production capacity of 300,000 tons/year and will count on the advanced Spheripol® production technology, owned by the other Polibrasil shareholder, Basell, a world leader in polypropylene production.

12 - LOANS AND FINANCING

	Consolidated		Parent company	
	2003	2002	2003	2002
Investment financing	34,757	49,964	18,720	23,897
BNDES	217,211	86,004	-	-
FINAME	-	1,160	-	-
Debentures	5,877	10,080	-	-
Foreign currency loans	452,145	390,385	-	-
Others	18,487	29,015	-	-
	728,477	566,608	18,720	23,897
Current liabilities	125,116	67,086	6,505	6,355
Noncurrent liabilities	603,361	499,522	12,215	17,542

The financing of the parent company is related to the acquisition of privatization shares of Politeno Indústria e Comércio S.A., with interest of 6.5% p.a. plus monetary variation based on the referential rate (TR), with semi-annual amortization, with maturity in 2006.

In addition to the Parent company's liabilities, the principal loans and financing reported in the consolidated statements include loans and financing obtained by the following companies:

POLIBRASIL PARTICIPAÇÕES S.A./ POLIPROPILENO S.A./ POLIBRASIL RESINAS S.A.
Banco do Brasil – R$ 16,036 – Privatization program, IGPM + 6.5% p.a. – amortized in semi-annual installments, maturing in 2006. The shares of Petroquímica União S.A. acquired in the National Privatization Program in 1994 were offered as guarantee.

Loans (Spheripol/Splitter) – R$ 168,238 – resources obtained from BNDES (R$ 95 million) – TJLP + 5% p.a. and from FMO (Dutch Development Bank) (US$ 84 million) – LIBOR + 4.2%p.a. These financing transactions are guaranteed by the shareholders (Basell Brasil Poliolefinas Ltda. and Suzano Química Ltda.) until the execution of the commitments assumed with FMO related to the return on investment/profitability of the projects implemented, when Polibrasil will assume all the guarantees.
Export securitization – R$ 14,678 – interest at LIBOR + 4.5% p.a. and exchange variation – maturity from September 20, 2004 to March 20, 2007.

POLITENO INDÚSTRIA E COMÉRCIO S.A
Foreign currency – R$ 2,970 – variable interest rate of 2% p.a. over LIBOR and fixed interest rate of 3.55% to 8.95% p.a. ;
Local currency – BNDES - R$ 4,548 – TJLP + interest from 2.5% to 8% p.a. .

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.
Local currency – R$ 6,123 –TJLP + interest from 3.5% to 5.0% p.a., UMBND + interest of 5.0% p.a. and TR + interest of 7.33% p.a.;
Export securitization – R$ 35,562 – foreign exchange variation + 3.95% p.a. and foreign exchange variation + LIBOR + 4.0% p.a. ;
Local currency – BNDES – Exim - R$ 7.398 – UMBND + 10.5% p.a. and TJLP + 10.50% p.a.;
Debentures :
-***Foreign currency*** – R$ 4,376 – LIBOR + 1.5% p.a. maturing in 2004.

RIO POLÍMEROS S.A.
Local currency – BNDES - R$ 127,068 – TJLP + interest of 5% p.a.; R$ 30,925 – BNDES basket of currencies + 5% p.a.
Foreign currency – R$ 260,261 – foreign exchange variation + interest of 5.51% p.a.
The interest on the loans is capitalized during the construction phase.
As guarantees, the company offered the cash flow of the operations, guaranteed by export contracts and the collateral of its shares held by its shareholders, among others.

Noncurrent financing and loans mature as follows:

	Consolidated	Parent company
2005	65,983	6,108
2006	62,331	6,107
2007	94,738	-
2008	89,498	-
2009 onwards	290,811	-
	603,361	12,215

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

Provision for contingencies is recognized by the joint controlled subsidiaries, against possible losses from administrative and judicial claims related to tax, social security and labor matters, in amounts considered sufficient in the opinion of their legal counsel.

The contingencies had their origins in the following companies:

	2003	2002
Tax and social security		
Politeno Indústria e Comércio S.A.	1,315	3,501
Polibrasil Participações S.A.	4,015	2,720
Petroflex Indústria e Comércio S.A. (1)	38,609	26,226
	43,939	32,447
Labor		
Polibrasil Participações S.A.	2,078	1,683
Petroflex Indústria e Comércio S.A.	648	708
	2,726	2,391
Civil		
Polibrasil Participações S.A.	2,115	1,343
Others	8	26
	48,788	36,207

(1) Refers mainly to the judicial contestation by Petroflex of the IPI credit generated in the acquisition of products exempt from or not taxed by IPI, in a common action against the Govern, with prior legal authorization conceded for offsetting of the aforementioned credits.

14 – CAPITAL

The subscribed and fully paid-in capital is represented by 221,195,380 nominative shares, with no par value, of which 97,375,446 are common shares and 123,819,934 are preferred shares.
The by-laws establish a minimum dividend of 25%, calculated on the adjusted income. Preferred shares have no voting rights and are assured a dividend 10% higher than common shares. The by-laws determine the formation of a special reserve destined for future capital increase, in the amount of 90% of the value that remains after the appropriation of the legal reserve and allocation of the dividends, with the purpose of assuring adequate operating conditions and of guaranteeing the continuity of the annual distribution of dividends.

DIVIDENDS

Dividends proposed by management are calculated in accordance with its by-laws, as demonstrated below:

	2003	2002
Net income for the year	2.357	131.284
Compensation of losses	-	(53.797)
	2.357	77.487
Legal reserve	(118)	(3.874)
	2.239	73.613
Minimum dividend - 25%	562	18.403
Net income for the year	-	131.284
(-) Equity interest in subsidiaries and affiliates	-	(134.702)
(+) Dividends receivable	-	15.303
Realized profits	-	11.885
Minimum compulsory dividends		
On net income for the year	562	11.885
Proposed dividends		
Interest on own capital paid (net of income tax)	-	5.558
Proposed dividends	562	6.353
On realization of unrealized profit reserve	6.492	
	7.054	11.911
Dividend postponed	-	6.492
Realizable profit reserve	-	6.492

The proposed dividends correspond to R$ 0.03020 for common shares and R$ 0.03322 for preferred shares.

15 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at December 31, 2003, which are different from the balances presented in the financial statements are as follows:

Parent company and consolidated

	Account balance	Market value
Loans and financing:		
in local currency	18.720	18.097

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliated companies, credits with affiliated companies in its assets, and investment financing in its liabilities. The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The investment financing balances had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those of instruments of the same nature.

Subsidiaries and affiliated companies informed in their financial statements that they had evaluated their assets and liabilities balances in comparison to their market values, concluding that they are presented on a fair basis.

16 – INSURANCE COVERAGE

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, in accordance with the advice of their insurance consultants.

17 – CONTINGENT LIABILITIES

Guarantees provided by the Company to its subsidiaries and affiliates as at December 31, 2003, are as follows:

	2003	2002
Suzano Química Ltda.		
Letter of credit	81,838	104,796
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	-	3,621
Petroflex Indústria e Comércio S.A.		
BNDES	9,720	13,298
Banco do Brasil - privatization Coperbo	1,252	2,313
	10,972	15,611
Guarantees jointly with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
Credit line FMO	120,675	160,064
BNDES	47,562	35,433
	168,237	195,497
Total	261,047	319,525

18 – PENSION PLAN

The jointly controlled entities Politeno Indústria e Comércio S.A. (POLITENO), Polibrasil Participações S.A. (POLIBRASIL) and Petroflex Indústria e Comércio S.A. (PETROFLEX) and their respective subsidiaries have social security benefit plans for their employees, recorded in compliance with CVM Resolution 371/00.

The plan of POLITENO, POLIBRASIL and part of PETROFLEX is administered by PREVINOR – Associação de Pervidência Privada. The main objective of Previnor is the supplementation of benefits assured and provided by the National Institute of Social Security for the employees (and their dependents) of the sponsors and of Previnor, itself, and for which, in order to achieve its objectives, Previnor receives monthly contributions from its sponsors and its beneficiaries, calculated actuarially based on the monthly remuneration of the employees. The plan maintained by Previnor is a mixture of a defined benefit and a defined contribution plan.

PETROFLEX, as well as being a sponsor of the Previnor plan for part of its employees is also a sponsor of Fundação PETROBRAS de Seguridade Social – PETROS, which is a multi-sponsored plan, the main sponsor of which is PETROBRAS, which participates with 90% of the plan. The plan maintained in PETROS is the defined benefit type, with a solidarity clause between the sponsors.

The subsidiaries POLITENO, POLIBRASIL and PETROFLEX disclose in their financial statements the information required by CVM Resolution 371/00.

19 – SUBSEQUENT EVENT

On February 9, 2004, FMO (a Dutch development bank) sent a letter to the Company and to Companhia Suzano de Papel e Celulose, confirming that the guarantees that they had provided jointly to Polibrasil Resinas S.A., for the financing of the Splitter (propene separator unit) and Spheripol (industrial plant) projects, expire on this date, due to the fulfillment of all the contractual conditions originally stipulated (see note 17).

Suzano Petroquímica S.A.
(Publicly-traded Company)

Financial statements
Year ended December 31, 2003 and 2002

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

Suzano Petroquímica S.A.

Publicly-traded Company

Financial statements

Year ended December 31, 2003 and 2002

Contents

Management report

Economic scenario

Fiscal year 2003 was marked by a strong retraction in the domestic economic activity, especially during the second half; this was largely due to the adoption of the austere tax and monetary measures implemented by the new government.

The slight recovery in the economy of the United States, Europe and Asia indicates an upswing in economic activity at global level, which should bring benefits in the medium term. At regional level, the economic recovery of Argentina, a traditional business partner of Brazil, partially compensated the retraction of the Brazilian economy.

In the petrochemical industry, the year 2003 began in an atypical manner as the decrease in demand, common in the first three months of the year, did not happen. On the contrary, the expectation of a long war in Iraq led to the formation of preventive inventories, with clients anticipating their orders because of the successive increases in the prices for petroleum/naphtha.

In view of the short-lived conflict in Iraq, the second and third quarters of the year were affected by the disposal of the large inventories formed by the clients during the pre-war period. In Brazil the sector increased export sales, in order to compensate for the poor performance of the domestic market.

As expected, the last months of the year brought an increase in demand caused by seasonal factors. Other factors that had a positive effect on the results of the last quarter were the low level of inventories in the whole chain, and the prospect of an increase in the prices of resins as from January, 2004.

Equity interest

A spin-off from Companhia Suzano de Papel e Celulose, the Company was formed at the end of 2001, and through its wholly-owned subsidiaries, SPQ Investimentos e Participações Ltda., and Suzano Química Ltda., it holds equity interest in other companies as follows:

Through SPQ Investimentos e Participações Ltda. (new company name of SPP-Nemo S.A. Industrial e Comercial Exportadora)	**Total capital - %**
Politeno Indústria e Comércio S.A.	33.8
Through Suzano Química Ltda.	
Polipropileno Participações S.A.	83.6
Polibrasil Participações S.A	50.0
Petroflex Indústria e Comércio S.A	20.1
Rio Polímeros S.A.	33.3
Suzanopar Petroquímica Ltd.	100.0

Strategic positioning

In the pursuit of its objective, which is to consolidate our position among the major groups in the local petrochemical sector, in March, 2003, through Polibrasil Resinas S.A., a subsidiary jointly controlled with Basell, was inaugurated a new polypropylene plant in Mauá (SP) with production capacity of 300 thousand tons/year.

The company is currently consolidating its activities and making investments that will assure its competitiveness, and will give it a sound basis for its continuous growth. Rio Polímeros S.A., the largest on-going investment in the petrochemical industry in Latin America, in which the Company detains an interest of 33.3%, is an example of this.

Both plants, the new polypropylene one of Polibrasil and the Rio Polímeros plant are projects that confirm the strategic plan defined by the Company: world scale production, use of suitable and competitive raw materials, modern process technologies and a privileged location regarding the sources of raw material and its major market that is the Southeast region.

With the start-up of the new plant of Polibrasil, the joint production capacity of Suzano Petroquímica through its subsidiaries increased to 1,345 thousand tons per year, and after the start-up of Rio Polímeros, this figure will be 1,885 thousand tons, as shown in the table blow:

In 1000 tons/year	Polibrasil (*)	Politeno	Petroflex	Rio polímeros (**)	Total capacity
Polyethylene	-	360	-	540	900
Polypropylene	625		-	-	625
Elastomers	—	—	360	—	360
Total	625	360	360	540	1.885

(*) The Mauá slurry unit in São Paulo is not included. (**) Project under implementation (2004)

Results

Net equity of the Company at the year-end was R$ 857 million, with assets worth R$ 884 million and a debt of R$19 million with the BNDES. The recorded net income of R$ 2 million in the period, was basically from equity method result of subsidiary and affiliated companies, which totaled R$ 12 million, as presented below:

	Total Capital - %	Equity method result - R$(000)
Through SPQ Investimentos e Participações Ltda.	100.0	28.5
SPQ Investimentos e Participações Ltda		(0.5)
Politeno Indústria e Comércio S.A.	33.8	29.0
Through Suzano Química Ltda.	100.0	(17.0)
Suzano Química Ltda		(2.9)
Polipropileno Participações S.A.	83.6	(0.4)
Polibrasil Participações S.A.	50.0	28.9
Petroflex Indústria e Comércio S.A.	20.1	13.0
Rio Polímeros S.A.	33.3	(0.4)
Suzanopar Petroquímica Ltd. (1)	100.0	(55.2)
Petroflex Indústria e Comércio S.A.	20.1	13.0
Rio Polímeros S.A.	33.3	(0.4)
Suzanopar Petroquímica Ltd. (1)	100.0	(55.2)

(1) Losses in equity method of subsidiary Suzanopar Petroquímica Ltd. is a result of exchange losses on investment, a reflection of the valuation of the real to the dollar in 2003.

Proposed dividends of R$ 7 million, correspond to R$ 0.0302 per ordinary share and R$ 0.0332 per preferred share.

Subsidiary companies and jointly controlled companies

Subsidiaries and companies controlled jointly with Suzano Química Ltda.

1 Rio Polímeros S.A.

Rio Polímeros is building the Chemical Gas Complex of Rio de Janeiro in Duque de Caxias (RJ). The project comprises a cracker unit of ethane and propane - fractions of natural gas - with a production capacity of 520 thousand tons/year of ethylene and a high-density polyethylene (PEAD) and linear low-density polyethylene (PELBD) plant, with a production capacity of 540 thousand tons/year. Rio Polímeros should start up early in 2005, and it shall be an important driver for the development of the state of Rio de Janeiro.

The company will be a pioneer in Brazil in the use of fractions of natural gas as raw material for the production of ethylene, and it will be also the first Brazilian petrochemical complex with total integration between the ethane and polyethylene production units.

Total investment in the project is estimated at US$ 1.04 billion, of which US$ 606 million are from credit facilities granted by the BNDES - Banco Nacional de Desenvolvimento Econômico e Social and Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 434 million are being invested by the shareholders, in proportion to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

Up to 2003, the shareholders of Rio Polímeros invested the equivalent to US$ 314 million, while the funding institutions released the equivalent to US$ 418 million, totaling US$ 732 million.

To create the foundations for a successful ingress in the market, Rio Polímeros engaged in pre-marketing activities during the first quarter of 2003.

Expanding the list of agreements that are material for the implementation of the project, contracts were signed in 2003 with CERJ for the use of and connection to the electric power system. Also during 2003, Rio Polímeros worked towards the signature of an electric power purchase and sales agreement, which was consolidated on January 7, 2004 with Petrobras Energia Ltda.

2 *Polibrasil Resinas S.A.*

Polibrasil Resinas manufactures polypropylene, a thermoplastic resin widely used for the production of kitchenware, household items, and packaging for the food, cosmetic and pharmaceutical industry. Polibrasil has three plants located in Mauá (SP), Duque de Caxias (RJ) and Camaçari (BA), totaling a production capacity of 625 thousand tons/year. Additionally, Polibrasil Resinas has a wholly-owned subsidiary, Polibrasil Compostos S/A, with a production capacity of 24 thousand tons/year of polypropylene compounds, used mainly by the car-making industry.

The polypropylene demand has shown a differentiated growth when compared to other thermoplastic resins, due to penetration of the product in new market niches - where it has replaced other resins and through the development of new applications.

In March, 2003 the Polibrasil started operating a new polypropylene production unit in Mauá (SP), with capacity of 300 thousand tons/year; this plant required total investments of US$ 217 million, and in addition to world scale production, advanced technology and a privileged location as regards its main market, it also has guaranteed suitable raw material supply, through long-term supply contracts with Petroquímica União S.A., and the Petrobras-owned Capuava Refinery (RECAP), giving it unique logistic assurance regarding supplies.

Consolidated net sales in its indirect controlling company, Polibrasil Participações S.A., were R$ 1.312 million in 2003, and net profit recorded was R$ 57.2 million, 129% higher than that recorded for 2002.

In 2003, the efforts of Polibrasil in its programs relative to excellence in corporate management were recognized with the receipt by the company of the National Quality Award (*Prêmio Nacional da Qualidade* - PNQ) in the category of Major Companies.

3 Petroflex Indústria e Comércio S.A.

Petroflex is the largest manufacturer of synthetic rubber in Latin-America. It has three industrial plants located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with a total production capacity of 360 thousand tons/year. Its main product is the styrene-butadiene rubber (SBR) and its main consumers are the manufacturers of pneumatic tires, "camelbacks" (rubber bands for tire recapping) and shoe-makers.

The year 2003 was the beginning of a new phase for Petroflex. The company has been already investing in the diversification of its line of products, and this was confirmed in its Strategic Planning, which focused on products with higher added value and more sophisticated applications, with greater demand potential.

Always sensitive to market growth and its opportunities, the company started to go international by opening a branch in Rotterdam, in Holland, and by formalizing the organization of a branch in Hong Kong.

Production output of Petroflex in 2003 was 5% higher than in 2002, and the company had record sales of 342 thousand tons, despite the strong retraction of the Brazilian economy. This outstanding performance was due mainly to exports that were 20% higher when compared with the previous year.

Petroflex consolidated net sales in 2003 was R$ 1.092 million. Despite the increase in costs, driven by the higher prices of main raw materials, and the increase of operational expenses, especially freight expenses resulting from the higher volume exported, the company recorded net profit of R$ 60.5 million, 104% higher than in 2002. The offsetting of accumulated losses allowed the company to establish provision for payment of dividends.

Petroflex is constantly investing in the improvement of the services supplied to its customers, and in refining its technological capabilities and developing new products and applications; the success of these initiatives was acknowledged when the company was the 1st place winner of the ABIQUIM Technology Award in 2003.

4 *Suzanopar Petroquímica Ltd.*

This is a wholly-owned subsidiary of Suzano Química, whose cash assets are basically destined to fund the Rio Polímeros project.

Subsidiary jointly controlled with SPQ Investimentos e Participações Ltda.

Politeno Indústria e Comércio S.A.

Located in Camaçari (BA) with a production capacity of 360 thousand tons/year, Politeno produces low-density polyethylene (PEBD), linear low-density polyethylene (PELBD) and high density (PEAD), used for manufacturing bags, films, containers, bottles and houseware, in addition to the ethylene vinyl acetate copolymer (EVA), used for fabrication of foam rubber for shoe soles and adhesive tape.

The successive increases in the price of ethylene have significantly contributed for a decrease in profitability, since Politeno has absorbed part of the cost increase. This notwithstanding, Politeno had net sales of R$ 944 million in 2003, and recorded a net profit of R$ 66.2 million, 45% higher than in 2002. In April and May the company distributed dividends in the amount of R$ 9.5 million and R$ 2.2 million, respectively, for fiscal year 2002, and R$ 15 million in October, as advance dividends; an additional R$ 43.5 million was distributed in December, relative to retained profits for fiscal years 2001 and 2002. SPQ Investimentos e Participações Ltda. holds 33.80% of Politeno's total capital stock.

The Company has potential to expand its capacity with just marginal investments, depending only on the supply of raw material by its vendor in the Camaçari industrial complex.

Investments

Investments of R$ 152 million were made by subsidiary Suzano Química, which were totally directed to Rio Polímeros.

Outlook

The results for the last months of 2003 point to the recovery of the domestic economic activity confirming the optimistic forecasts for 2004.

It is hoped that the growth of world economy will bring an increase in the demand for petrochemical products. Together with a more stable supply offer, this should help increase profitability and margins of the petrochemical industry, since there are no great projects in sight for increasing production capacity in 2004. Another factor that may contribute to improve margins for the industry in Brazil is the recovery of demand in the local market, where sales yield better profits than export sales, and also the expected decrease in the naphtha price, since in 2004 we do not expect the same problems that marked 2003, which led to very high prices for this product.

In this scenario, the set of measures that are being taken to increase competitiveness of subsidiary and affiliated companies in the markets where they operate allows us to discern good prospects for 2004.

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central Tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Independent auditors' report

The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have examined the balance sheets of Suzano Petroquímica S.A. and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiary Politeno Indústria e Comércio S.A., whose investment balance represents 15.85% of the Company's total assets, and its equity interest represents 251.70% of the equity interest in subsidiaries and affiliates for the year, were audited by other independent auditors, and their report on those financial statements was provided to us. Our opinion, insofar as it relates to the amounts of this investment and its equity interest, is based solely on the report of the other independent auditors.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audits, and on the report of the other independent auditors related to the subsidiary mentioned in the first paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the year and period then ended, in conformity with accounting practices adopted in Brazil.

February 27, 2004
KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Assets				
Curret assets				
Cash and cash equivalents	50,116	67,122	6	35
Interest earning bank deposits	173,971	367,059	6,147	19,316
Trade accounts receivable	156,808	147,567	-	-
Inventories	108,066	102,065	-	-
Interest on capital	-	-	9,121	15,303
Recoverable taxes	61,535	50,096	4,217	4,425
Deferred taxes	3,307	1,159	-	-
Other debtors	15,165	7,776	10	91
Prepaid expenses	3,082	2,490	179	-
	572,050	745,334	19,680	39,170
Noncurrent assets				
Deferred taxes	15,044	11,146	-	-
Recoverable taxes	15,597	2,863	-	-
Judicial deposits	2,391	4,286	-	-
Other debtors	5,199	1,826	-	-
Related companies	-	-	26,725	797
	38,231	20,121	26,725	797
Permanent assets				
Investments	71,002	71,251	836,618	858,738
Property, plant and equipment	1,109,181	793,803	637	331
Deferred charges	71,167	91,418	-	-
	1,251,350	956,472	837,255	859,069
	1,861,631	1,721,927	883,660	899,036

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Liabilities				
Current liabilities				
Trade accounts payable	85,979	120,317	-	-
Loans and financings	125,116	67,086	6,505	6,355
Taxes payable other than on income	13,907	10,537	69	1,007
Accrued salaries and payroll taxes	9,066	7,456	235	675
Related parties	6,088	6,094	683	-
Interest on own capital payable	-	5,558	-	5,558
Dividends proposed and payable	7,061	6,353	7,061	6,353
Other accounts payable	14,062	10,892	69	26
Income and social contribution taxes	16,432	6,087	-	-
	277,711	240,380	14,622	19,974
Noncurrent liabilities				
Trade accounts payable	4,815	5,889	-	-
Loans and financings	603,361	499,522	12,215	17,542
Deferred taxes	1,557	1,734	-	-
Provision for contingencies	48,788	36,207	-	-
Related parties	22,035	30,974	-	-
Pension plan provision	4,803	4,910	-	-
Other creditors	-	24	-	-
	685,359	579,260	12,215	17,542
Deferred income	32,740	32,740	-	-
Minority interest	8,998	8,027	-	-
Shareholders' equity				
Share capital	794,383	794,383	794,383	794,383
Revaluation reserve	2,513	2,542	2,513	2,542
Profit reserves	59,927	64,595	59,927	64,595
	856,823	861,520	856,823	861,520
	1,861,631	1,721,927	883,660	899,036

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002
(In thousands of Reais - R$ - except income per share)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Gross sales	1,493,736	1,142,214	-	-
Sales taxes	(270,529)	(266,039)	-	-
Net sales and services	1,223,207	876,175	-	-
Cost of sales	(1,019,113)	(725,759)	-	-
Gross profit	204,094	150,416	-	-
Selling expenses	(74,583)	(51,914)	-	-
General and administrative expenses	(39,116)	(32,177)	(7,822)	(5,034)
Directors' fees	(1,195)	(1,349)	(238)	
Financial expenses	(87,349)	(58,258)	(2,461)	(3,413)
Financial income	17,751	190,433	2,008	5,697
Equity interest in subsidiaries and affiliates	(298)	(6,197)	11,538	134,702
Amortization of goodwill	(2,513)	(2,513)	(668)	(668)
Other operating income (expense)	8,483	(24,360)	-	-
Operating income (loss)	25,274	164,081	2,357	131,284
Nonoperating (loss) income	(3,968)	4,341	-	-
Income before social contribution and income taxes	21,306	168,422	2,357	131,284
Social contribution and income taxes	(18,577)	(53,484)	-	-
Net income before minority interest	2,729	114,938	2,357	131,284
Minority interest	(607)	5,061	-	-
Net income for the year	2,122	119,999	2,357	131,284
Net income per share - R$			0.01	0.59
Shares outstanding at year end			221,195,380	221,195,380

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2003 and 2002
(In thousands of reais - R$)

Parent company	Share capital	Revaluation reserve	Profit reserves: Legal	Profit reserves: Special Statutory reserve	Profit reserves: Realizable profits	Accumulated income (loss)	Total
Balances at December 31, 2001	794,383	-	-	-	-	(53,797)	740,586
Revaluation reserve in affiliates	-	2,542	-	-	-	-	2,542
Net income for the year	-	-	-	-	-	131,284	131,284
Interest on own capital	-	-	-	-	-	(6,539)	(6,539)
Proposed dividends	-	-	-	-	-	(6,353)	(6,353)
Transfer to reserves	-	-	3,874	54,229	6,492	(64,595)	-
Balances at December 31, 2002	794,383	2,542	3,874	54,229	6,492	-	861,520
Revaluation reserve in affiliates	-	(29)	-	29	-	-	-
Net income for the year	-	-	-	-	-	2,357	2,357
Proposed dividends	-	-	-	-	(6,492)	(562)	(7,054)
Transfer to reserves	-	-	118	1,677	-	(1,795)	-
Balances at December 31, 2003	794,383	2,513	3,992	55,935	-	-	856,823

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded Company)
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2003 and 2002
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net income for the year	2,729	114,938	2,357	131,284
Expenses (income) that do not affect working capital:				
. Depreciation and amortization	45,468	24,206	67	23
. Net book value of permanent assets disposed	2,493	730	-	-
. Deferred income and social contribution taxes	(3,716)	33,332	-	-
. Provision for contingencies - noncurrent	12,293	10,742	-	-
. Equity interest in subsidiaries and affiliates	298	6,197	(11,538)	(134,702)
. Amortization of goodwill	2,513	2,513	668	668
. Provision for loss in investments	18	31,068	-	-
. Variation in equity participation in affiliates	3,096	(3,096)	-	-
. Dividends from subsidiaries/affiliates	408	-	20,500	16,577
. *Interest and monetary variation of noncurrent items*	(21,799)	97,335	674	(3,539)
. Income tax exemption	-	6,643	-	-
. Other expenses	363	174	-	-
	44,164	324,782	12,728	10,311
Other sources				
Noncurrent loans	233,680	312,014	-	-
Decrease in noncurrent assets	5,449	43,208	-	55,634
Investment reduction in subsidiary	-	-	12,500	-
Others	514	1,378	-	-
	239,643	356,600	12,500	55,634
Total sources	283,807	681,382	25,228	65,945
Aplication of funds				
Additions to permanent assets				
Investments	5	1	10	24,790
Property, plant and equipment	328,135	560,259	373	265
Deferred charges	18,432	10,007	-	-
	346,572	570,267	383	25,055
Increase in noncurrent assets	17,071	-	25,928	797
Interest on own capital	-	6,539	-	6,539
Dividends proposed and paid	7,054	6,353	7,054	6,353
Decrease in noncurrent loans	119,936	48,924	6,001	5,752
Others	3,789	200	-	-
Total applications	494,422	632,283	39,366	44,496
Effect on working capital resulting from changes in criteria for consolidation involving Norquisa in 2002	-	(38,878)	-	-
Changes in working capital	(210,615)	10,221	(14,138)	21,449
Current assets	(173,284)	(18,851)	(19,490)	26,895
Current liabilities	37,331	(29,072)	(5,352)	5,446

See the accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(In thousands of Reais – R$)

1 – OPERATIONS

The Company's main activity is of holding equity interests in several petrochemical companies.

The operating investee companies act in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene for industrial applications - used for production of auto parts, home appliances, containers, packaging, carpets, and furniture, among other uses.
Politeno Indústria e Comércio S.A.
Production of polyethylene for industrial applications - used to produce sacking, films, packaging, domestic utensils, toys, tarpaulins, and cleaning products, as well as for other applications.
Petroflex Indústria e Comércio S.A.
Production of elastomers in emulsion and solution - used in the production of tires, retreads and tire repairs, shoes, TVs, refrigerators, hoses, gaskets, pads, bushings and carpets, among other purposes.

2 – PRESENTATION OF THE FINANCIAL STATEMENT

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

The consolidated financial statements for the year ended December 31, 2002, compared with the financial statements of the prior year should take into consideration the following effects:

a) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002.
Due to the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result of it the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists.

Since then, the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost, using as a source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

The Company's equity interest was affected negatively in 2002, by R$ 26,515 as a result of the recognition of a provision for a permanent loss in its investments in Norquisa, using as a criteria the reduction of the equity interest in Braskem.

For this reason the consolidated financial statements do not include the consolidation of the financial statements of NORQUISA.

Certain information for the year ended December 31, 2003 was reclassified in order to ensure better comparability, consistent with the current presentation of the financial statements.

3 – DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

Accounting estimates: The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving the estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.

Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.

Rights and obligations: are price-level restated according to the exchange rates or index and interest rates specified in the agreements in force, to reflect amounts accrued through the balance sheet date.

Interest earning bank deposits: Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

Provision for doubtful accounts: The provision for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

Inventories: Stated at the lower of average cost of acquisition or production, which does not exceed market value.

Investments: Investments in subsidiaries and affiliates were valued using the equity method, plus goodwill or less negative goodwill, when applicable. Other investments were valued at cost, less provision for devaluation, when applicable;

Property, plant and equipment: Recorded at the cost of acquisition, formation or construction (including interest and other financial charges), and increased due to revaluation. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Deferred charges: Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. Amortizable goodwill is based on future economic benefits and is amortized over a 10-year period.

Income and social contribution taxes - Income tax – calculated at the rate of 15% of taxable income, plus a surcharge of 10% on income exceeding R$ 240. Social contribution – calculated at the rate of 9% of adjusted taxable income. Deferred tax is calculated on the temporary differences between the carrying amounts of the assets and liabilities and the amounts used for taxation purposes. The deferred tax assets originated from tax loss carryforward, negative basis of social contribution and temporary differences were recognized in conformity with CVM Instruction 371/02, and take into consideration past profitability and the expectations for generation of future taxable income, based on a technical viability study.
Provisions: Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.
Deferred income - refers to non-amortized negative goodwill of consolidated companies, arising from other economic reasons.
Translation method for foreign subsidiaries - *the financial statements were translated to local* currency using the foreign exchange sell rate in effect at the end of the year. When applicable, accounting practices were adjusted to those of the Parent company.

4 – CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Suzano Petroquímica S.A. and its direct and indirect subsidiaries, and joint controlled subsidiaries as shown below:

	Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	**Total**	**Voting**	**Total**
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.12%	97.68%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do NE S..	-	-	100.00%	100.00%
Polipropileno Participações S.A.	87.25%	83.57%		
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%		
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.80%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

Description of main consolidation procedures

- **a.** Elimination of intercompany asset and liability account balances;
- **b.** Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
- **c.** Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
- **d.** Identification of minority interest in the consolidated financial statements.
- **e.** For the joint controlled subsidiaries, the balance of their financial statements were grouped and eliminated (if applicable) in the consolidated financial statements, in the proportion of the Parent company's interest ownership in these subsidiaries as a group.

The reconciliation of the results for the year and shareholders' equity is shown below:

	Result for the year		Shareholders' equity	
	2003	2002	2003	2002
Consolidated	2,122	119,999	856,823	861,520
Income tax incentives of affiliates	-	6,839	-	-
Other adjustments in the shareholders' equity of subsidiaries/affiliates	235	4,446	-	-
Parent Company	2,357	131,284	856,823	861,520

5 – TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2003	2002
Domestic customers	154,397	175,315
Foreign customers	41,708	39,275
Advance on export contracts	(27,125)	(56,844)
(-) Allowance for bad debts	(12,172)	(10,179)
	156,808	147,567

6 – INVENTORIES - CONSOLIDATED

	2003	2002
Finished goods	64,400	64,981
Work in progress	331	998
Raw materials	30,545	26,311
Maintenance and miscellaneous materials	12,790	9,775
	108,066	102,065

7 – RECOVERABLE TAXES - CONSOLIDATED

	2003	2002
Recoverable social contribution and income tax	20,465	15,098
Value added tax (ICMS)	55,439	34,758
Other	1,228	3,103
	77,132	52,959
Amount classified as current assets	61,535	50,096
Noncurrent assets	15,597	2,863

8 – DEFERRED TAXES - CONSOLIDATED

These refer to tax credits recorded by subsidiaries and affiliates on temporary differences in taxable income, accumulated tax losses carried forward and negative basis of social contribution.

The main components of the deferred tax balances are presented below:

	2003					2002		
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Partic. S.A.	Politeno Ind. e Com. S.A.	Total	Polibrasil Partic. S.A.	Politeno Ind. e Com. S.A.	Total
Tax losses carried forward	191	926	5,227	426	6,770	6,738	436	7,174
Temporary provisions	-	1,159	7,402	-	8,561	5,131	-	5,131
Taxes and contributions	-	3,020	-	-	3,020	-	-	-
	191	5,105	12,629	426	18,351	11,869	436	12,305
Current assets	-	1,500	1,807	-	3,307	1,159	-	1,159
Noncurrent assets	191	3,605	10,822	426	15,044	10,710	436	11,146

The companies, based on their expectation of generating future taxable income, determined by a technical study, recognized tax credits on income tax loss carryforward and the negative bases of social contribution tax for the current and prior years, with no statutory limitation period and which can be offset against a maximum of 30% of annual taxable income.
Based on the projections for future taxable income, the Companies expect to offset the tax credits in the following years:
Rio Polímeros S.A. – R$ 191 : during 2007;
Petroflex Indústria e Comércio S.A. – R$ 926 : from 2004 to 2007;
Polibrasil Participações S.A. - R$ 5,227 : from 2004 to 2008;
Politeno Indústria e Comércio S.A. – R$ 426 : after ending the period of exemption of income tax.

9 – INVESTMENTS

	Consolidated		Parent Company	
	2003	2002	2003	2002
Subsidiaries	-	-	831,275	852,727
Amortizable goodwill	-	-	5,343	6,011
Others	71,002	71,251	-	-
	71,002	71,251	836,618	858,738

The financial statements of the subsidiaries and affiliate companies were prepared as of December 31, and were examined by independent auditors.

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

Statement of investments in subsidiaries and affiliates

Subsidiaries	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) **Ownership interest**			
December 31, 2003 and 2002			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) ***Information on subsidiaries/affiliates***			
Share capital	629,703	144,376	
Adjusted shareholder's equity	678,845	152,430	
Adjusted results for the period	(17,016)	28,554	
c) **Investments**			
December 31, 2001	542,345	164,925	707,270
Subscription of capital	24,790	-	24,790
Revaluation reserve	2,542	-	2,542
Equity interest	142,751	(8,049)	134,702
Interest on own capital and dividends	(16,577)	-	(16,577)
December 31, 2002	695,851	156,876	852,727
Subscription of capital	10		10
Investment reduction	-	-12500	(12,500)
Dividends	-	-20500	(20,500)
Equity interest	(17,016)	28554	11,538
December 31, 2003	678,845	152,430	831,275

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda. and SPQ Investimentos Ltda. the changes in these investments and the balance sheets of the subsidiaries and affiliates in 2003 and 2002 are presented below:

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

Statement of investments in subsidiaries and affiliates

		SUZANO QUIMICA LTDA.					SPQ Investimentos e Participações Ltda.
		Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Politeno Indústria e Comércio S.A.
a)	**Ownership interest**						
	December 31, 2002						
	Voting capital	50.00%	20.14%	75.21%	33.33%	100.00%	35.00%
	Total capital	50.00%	20.12%	70.68%	33.33%	100.00%	34.64%
	December 31, 2003						
	Voting capital	50.00%	20.14%	87.25%	33.33%	100.00%	35.00%
	Total capital	50.00%	20.12%	83.57%	33.33%	100.00%	33.80%
b)	***Information on subsidiaries / affiliates***						
	Share capital	275,080	148,854	66,344	895,134	153,297	333,303
	Adjusted shareholder's equity	412,675	205,147	23,359	894,025	165,675	411,491
	Adjusted results for the period	57,150	60,534	(443)	(1,109)	3,321	92,534
c)	**Investments**						
	December 31, 2001	141,135	20,364	25,226	66,546	290,287	134,250
	Subscription of shares	23,588	-	11,904	79,977	-	-
	Negative goodwill on subscription of shares	-	-	2,563	-	-	-
	Revaluation reserve	-	2,542	-	-	-	-
	Investment reduction	-	-	-	-	(84,560)	-
	Dividends	-	-	-	-	-	(6,061)
	Equity interest	12,724	6,131	(19,801)	-	151,965	18,906
	December 31, 2002	177,447	29,037	19,892	146,523	357,692	147,095
	Subscription of shares	-	-	-	151,855	-	-
	Investment reduction	-	-	-	-	(136,769)	-
	Dividends	-	(714)	-	-	-	(36,117)
	Equity interest	28,890	12,951	(370)	(370)	(55,248)	29,041
	December 31, 2003	206,337	41,274	19,522	298,008	165,675	140,019
	BOVESPA Stock Market Price (in thousands of shares)						
	26/12/03 - ON	-	290.00	-	-	-	-
	26/12/03 - PNA	-	340.00	-	-	-	-
	19/09/03 - PN	-	-	1.12	-	-	-
	29/12/03 - PNA	-	-	-	-	-	11.60
	30/12/03 - PNB	-	-	-	-	-	5.90

The balance sheets and statements of income of main subsidiaries and affiliates are shown below:

	Polibrasil Participações S.A. consolidated		Petroflex Indústria e Comércio S.A. consolidated		Polipropileno Participações S.A. Parent Company	
	2003	2002	2003	2002	2003	2002
Assets						
Curret assets	367,630	303,684	465,151	334,812	643	699
Cash and cash equivalents	1,504	16,683	182,828	89,877	424	537
Trade accounts receivable	129,171	109,914	141,521	126,011	-	-
Inventories	135,634	127,167	102,977	101,200	-	-
Recoverable taxes	78,380	39,245	23,587	10,902	219	161
Other assets	22,941	10,675	14,238	6,822	-	1
Noncurrent assets	24,335	27,380	32,131	3,928	-	-
Deferred taxes	21,642	26,114	20,597	2,565	-	-
Other assets	2,693	1,266	11,534	1,363	-	-
Permanent	767,088	776,038	332,382	303,998	24,827	24,827
Investments	76,161	79,851	4,225	4,316	24,827	24,827
Property, plant and equipment	664,648	597,965	328,157	299,682	-	-
Deferred taxes	26,279	98,222	-	-	-	-
Total	1,159,053	1,107,102	829,664	642,738	25,470	25,526
Liabilities						
Current liabilities	336,745	180,713	334,295	252,307	1	4
Loans and financings	143,043	66,714	216,198	126,827	-	-
Other liabilities	193,702	113,999	118,097	125,480	1	4
Noncurrent liabilities	374,147	538,098	290,222	246,103	2,110	1,720
Loans and financings	313,665	526,606	63,441	79,077	2,110	1,720
Other liabilities	60,482	11,492	226,781	167,026	-	-
Deferred income	25,165	25,165	-	-	-	-
Minority interest	10,321	8,234	-	-	-	-
Shareholders' equity	412,675	354,892	205,147	144,328	23,359	23,802
Total	1,159,053	1,107,102	829,664	642,738	25,470	25,526
Statements of income						
Net sales and services	1,312,111	914,195	1,091,829	807,374	-	-
Cost of products sold and services rendered	(1,098,132)	(777,563)	(947,575)	(645,151)	-	-
Gross profit	213,979	136,632	144,254	162,223	-	-
Operating expenses	(105,557)	(80,697)	(52,655)	(54,597)	(185)	(22,488)
Financial - net	(12,015)	(19,331)	(40,171)	(60,719)	(258)	(1,223)
Equity interest	(3,690)	-	-	-	-	(4,571)
Operating income (loss)	92,717	36,604	51,428	46,907	(443)	(28,282)
Nonoperating result	(2,436)	2,107	1,582	64	-	-
Income and social contribution tax	(31,771)	(13,119)	7,524	(17,306)	-	-
Minority interest	(1,360)	(590)	-	-	-	-
Net income (loss) for the year	57,150	25,002	60,534	29,665	(443)	(28,282)

SUZANO PETROQUÍMICA S.A.
(Publicly-traded company)

	Rio Polímeros S.A. pre-operational		Politeno Indústria e Comércio S.A. consolidated		Suzanopar Petroquímica Ltd.	
	2002	2001	2002	2001	2002	2001
Assets						
Curret assets	51,062	34,861	289,081	345,802	165,675	357,742
Cash and cash equivalents	14,618	32,193	23,269	23,916	165,675	357,742
Trade accounts receivable	13,328	-	174,291	193,352	-	-
Inventories	17,397	-	40,357	52,095	-	-
Recoverable taxes	5,411	1,953	36,949	67,287	-	-
Other assets	308	715	14,215	9,152	-	-
Noncurrent assets	75,264	1,932	55,978	15,209	-	-
Deferred taxes	74,187	881	45,507	1,253	-	-
Other assets	1,077	1,051	10,471	13,956	-	-
Permanent	2,137,647	1,244,380	191,733	198,832	-	-
Investments	-	-	53,707	53,691	-	-
Property, plant and equipment	1,994,193	1,151,521	133,620	144,763	-	-
Deferred taxes	143,454	92,859	4,406	378	-	-
Total	2,263,973	1,281,173	536,792	559,843	165,675	357,742
Liabilities						
Current liabilities	29,017	138,710	87,270	99,698	-	50
Loans and financings	-	-	10,557	22,860	-	-
Other liabilities	29,017	138,710	76,713	76,838	-	50
Noncurrent liabilities	1,340,931	702,893	15,403	26,310	-	-
Loans and financings	1,252,872	684,345	11,537	16,175	-	-
Other liabilities	88,059	18,548	3,866	10,135	-	-
Minority interest	-	-	1	-	-	-
Shareholders' equity	894,025	439,570	434,118	433,835	165,675	357,692
Total	2,263,973	1,281,173	536,792	559,843	165,675	357,742
Statements of income						
Net sales and services	51,802	-	943,856	733,552	-	-
Cost of products sold and services rendered	(51,053)	-	(749,972)	(592,174)	-	-
Gross profit	749	-	193,884	141,378	-	-
Operating expenses	(2,602)	-	(83,524)	(60,263)	(52)	(421)
Financial - net	170	-	(3,096)	(2,974)	3,372	11,136
Equity interest	-	-	(852)	(4,647)	-	-
Operating income (loss)	(1,683)	-	106,412	73,494	3,320	10,715
Nonoperating result	-	-	80	2	-	-
Income and social contribution taxes	574	-	(40,295)	(27,900)	-	-
Net income (loss) for the year	(1,109)	-	66,197	45,596	3,320	10,715

Related parties

Parent company	2003		2002
	Assets	Liabilities	Assets
	Noncurrent	Current	Noncurrent
	Advance for future capital increase	Other debtors	Advance for future capital increase
With consolidated companies:			
Suzano Química Ltda.	26,725	-	797
With non-consolidated companies:			
Suzano Holding S/A.	-	683	-
TOTAL	26,725	683	797

Consolidated	2003		2002	
	Liabilities		Liabilites	
	Current	Noncurrent	Current	Noncurrent
	Other debtors	Other debtors	Other debtors	Other debtors
Parent company with non-consolidated companies	683	-	-	-
Non-consolidated portion of affiliates				
Polibrasil Participações S.A. (1)	5,396	22,035	6,094	30,974
Petroflex Indústria e Comércio S.A.	9	-	-	-
TOTAL	6,088	22,035	6,094	30,974

(1) Agreement for the acquisition of "Spheripol" technology from Baseltech USA Inc., which balance represented US$ 9,494 thousand, plus interest of 8% p.a. with maturity in 2008.

10 – PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual depreciation rate	2003	2002
Buildings	3.3% to 4%	82,696	60,220
Machinery and equipment	3.33% to 20%	548,667	354,364
Other fixed assets	10% to 20%	67,203	22,906
		698,566	437,490
Accumulated depreciation		(271,288)	(297,049)
		427,278	140,441
Construction in progress		664,966	636,420
Land		16,937	16,942
		1,109,181	793,803

11 - DEFERRED CHARGES - CONSOLIDATED

	2003						2002
	Technology	Pre-operating expenses	Goodwill	Others	Amortization	Total	Total
Polibrasil Participações S.A.	25,313	17,946	3,367	17,734	(47,853)	16,507	54,323
Politeno Indústria e Comércio S.A.	-	21,152	-	-	(19,653)	1,499	131
Rio Polímeros S.A.	-	47,818	-	-	-	47,818	30,953
Suzano Petroquímica S.A.	-	-	5,343	-	-	5,343	6,011
	25,313	86,916	8,710	17,734	(67,506)	71,167	91,418

Deferred technology charges

It relates to the acquisition of rights to use the "Spheripol" process under an agreement executed in 1998 with Baselltech USA Inc. for the construction of a new polypropylene production unit by the affiliated company Polibrasil Resinas S.A., in Mauá (SP), with a production capacity of 300,000 tons/year and will count on the advanced Spheripol® production technology, owned by the other *Polibrasil* shareholder, *Basell, a world leader in* polypropylene production.

12 - LOANS AND FINANCING

	Consolidated		Parent company	
	2003	2002	2003	2002
Investment financing	34,757	49,964	18,720	23,897
BNDES	217,211	86,004	-	-
FINAME	-	1,160	-	-
Debentures	5,877	10,080	-	-
Foreign currency loans	452,145	390,385	-	-
Others	18,487	29,015	-	-
	728,477	566,608	18,720	23,897
Current liabilities	125,116	67,086	6,505	6,355
Noncurrent liabilities	603,361	499,522	12,215	17,542

The financing of the parent company is related to the acquisition of privatization shares of Politeno Indústria e Comércio S.A., with interest of 6.5% p.a. plus monetary variation based on the referential rate (TR), with semi-annual amortization, with maturity in 2006.

In addition to the Parent company's liabilities, the principal loans and financing reported in the consolidated statements include loans and financing obtained by the following companies:

POLIBRASIL PARTICIPAÇÕES S.A./ POLIPROPILENO S.A./ POLIBRASIL RESINAS S.A.
Banco do Brasil – R$ 16,036 – Privatization program, IGPM + 6.5% p.a. – amortized in semi-annual installments, maturing in 2006. The shares of Petroquímica União S.A. acquired in the National Privatization Program in 1994 were offered as guarantee.

Loans (Spheripol/Splitter) – R$ 168,238 – resources obtained from BNDES (R$ 95 million) – TJLP + 5% p.a. and from FMO (Dutch Development Bank) (US$ 84 million) – LIBOR + 4.2%p.a. These financing transactions are guaranteed by the shareholders (Basell Brasil Poliolefinas Ltda. and Suzano Química Ltda.) until the execution of the commitments assumed with FMO related to the return on investment/profitability of the projects implemented, when Polibrasil will assume all the guarantees.
Export securitization – R$ 14,678 – interest at LIBOR + 4.5% p.a. and exchange variation – maturity from September 20, 2004 to March 20, 2007.

POLITENO INDÚSTRIA E COMÉRCIO S.A
Foreign currency – R$ 2,970 – variable interest rate of 2% p.a. over LIBOR and fixed interest rate of 3.55% to 8.95% p.a. ;
Local currency – BNDES - R$ 4,548 – TJLP + interest from 2.5% to 8% p.a. .

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.
Local currency – R$ 6,123 –TJLP + interest from 3.5% to 5.0% p.a., UMBND + interest of 5.0% p.a. and TR + interest of 7.33% p.a.;
Export securitization – R$ 35,562 – foreign exchange variation + 3.95% p.a. and foreign exchange variation + LIBOR + 4.0% p.a. ;
Local currency – BNDES – Exim - R$ 7.398 – UMBND + 10.5% p.a. and TJLP + 10.50% p.a.;
Debentures :
-**Foreign currency** – R$ 4,376 – LIBOR + 1.5% p.a. maturing in 2004.

RIO POLÍMEROS S.A.
Local currency – BNDES - R$ 127,068 – TJLP + interest of 5% p.a.; R$ 30,925 – BNDES basket of currencies + 5% p.a.
Foreign currency – R$ 260,261 – foreign exchange variation + interest of 5.51% p.a.
The interest on the loans is capitalized during the construction phase.
As guarantees, the company offered the cash flow of the operations, guaranteed by export contracts and the collateral of its shares held by its shareholders, among others.

Noncurrent financing and loans mature as follows:

	Consolidated	Parent company
2005	65,983	6,108
2006	62,331	6,107
2007	94,738	-
2008	89,498	-
2009 onwards	290,811	-
	603,361	12,215

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

Provision for contingencies is recognized by the joint controlled subsidiaries, against possible losses from administrative and judicial claims related to tax, social security and labor matters, in amounts considered sufficient in the opinion of their legal counsel.

The contingencies had their origins in the following companies:

	2003	2002
Tax and social security		
Politeno Indústria e Comércio S.A.	1,315	3,501
Polibrasil Participações S.A.	4,015	2,720
Petroflex Indústria e Comércio S.A. (1)	38,609	26,226
	43,939	32,447
Labor		
Polibrasil Participações S.A.	2,078	1,683
Petroflex Indústria e Comércio S.A.	648	708
	2,726	2,391
Civil		
Polibrasil Participações S.A.	2,115	1,343
Others	8	26
	48,788	36,207

(1) Refers mainly to the judicial contestation by Petroflex of the IPI credit generated in the acquisition of products exempt from or not taxed by IPI, in a common action against the Govern, with prior legal authorization conceded for offsetting of the aforementioned credits.

14 – CAPITAL

The subscribed and fully paid-in capital is represented by 221,195,380 nominative shares, with no par value, of which 97,375,446 are common shares and 123,819,934 are preferred shares.
The by-laws establish a *minimum dividend of 25%, calculated on the adjusted income. Preferred* shares have no voting rights and are assured a dividend 10% higher than common shares. The by-laws determine the formation of a special reserve destined for future capital increase, in the amount of 90% of the value that remains after the appropriation of the legal reserve and allocation of the dividends, with the purpose of assuring adequate operating conditions and of guaranteeing the continuity of the annual distribution of dividends.

DIVIDENDS

Dividends proposed by management are calculated in accordance with its by-laws, as demonstrated below:

	2003	2002
Net income for the year	2.357	131.284
Compensation of losses	-	(53.797)
	2.357	77.487
Legal reserve	(118)	(3.874)
	2.239	73.613
Minimum dividend - 25%	562	18.403
Net income for the year	-	131.284
(-) Equity interest in subsidiaries and affiliates	-	(134.702)
(+) Dividends receivable	-	15.303
Realized profits	-	11.885
Minimum compulsory dividends		
On net income for the year	562	11.885
Proposed dividends		
Interest on own capital paid (net of income tax)	-	5.558
Proposed dividends	562	6.353
On realization of unrealized profit reserve	6.492	
	7.054	11.911
Dividend postponed	-	6.492
Realizable profit reserve	-	6.492

The proposed dividends correspond to R$ 0.03020 for common shares and R$ 0.03322 for preferred shares.

15 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at December 31, 2003, which are different from the balances presented in the financial statements are as follows:

Parent company and consolidated

	Account balance	**Market value**
Loans and financing:		
in local currency	18.720	18.097

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliated companies, credits with affiliated companies in its assets, and investment financing in its liabilities. The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The investment financing balances had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those of instruments of the same nature.

Subsidiaries and affiliated companies informed in their financial statements that they had evaluated their assets and liabilities balances in comparison to their market values, concluding that they are presented on a fair basis.

16 – INSURANCE COVERAGE

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, in accordance with the advice of their insurance consultants.

17 – CONTINGENT LIABILITIES

Guarantees provided by the Company to its subsidiaries and affiliates as at December 31, 2003, are as follows:

	2003	2002
Suzano Química Ltda.		
Letter of credit	81,838	104,796
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	-	3,621
Petroflex Indústria e Comércio S.A.		
BNDES	9,720	13,298
Banco do Brasil - privatization Coperbo	1,252	2,313
	10,972	15,611
Guarantees jointly with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
Credit line FMO	120,675	160,064
BNDES	47,562	35,433
	168,237	195,497
Total	261,047	319,525

18 – PENSION PLAN

The jointly controlled entities Politeno Indústria e Comércio S.A. (POLITENO), Polibrasil Participações S.A. (POLIBRASIL) and Petroflex Indústria e Comércio S.A. (PETROFLEX) and their respective subsidiaries have social security benefit plans for their employees, recorded in compliance with CVM Resolution 371/00.

The plan of POLITENO, POLIBRASIL and part of PETROFLEX is administered by PREVINOR – Associação de Pervidência Privada. The main objective of Previnor is the supplementation of benefits assured and provided by the National Institute of Social Security for the employees (and their dependents) of the sponsors and of Previnor, itself, and for which, in order to achieve its objectives, Previnor receives monthly contributions from its sponsors and its beneficiaries, calculated actuarially based on the monthly remuneration of the employees. The plan maintained by Previnor is a mixture of a defined benefit and a defined contribution plan.

PETROFLEX, as well as being a sponsor of the Previnor plan for part of its employees is also a sponsor of Fundação PETROBRAS de Seguridade Social – PETROS, which is a multi-sponsored plan, the main sponsor of which is PETROBRAS, which participates with 90% of the plan. The plan maintained in PETROS is the defined benefit type, with a solidarity clause between the sponsors.

The subsidiaries POLITENO, POLIBRASIL and PETROFLEX disclose in their financial statements the information required by CVM Resolution 371/00.

19 – SUBSEQUENT EVENT

On February 9, 2004, FMO (a Dutch development bank) sent a letter to the Company and to Companhia Suzano de Papel e Celulose, confirming that the guarantees that they had provided jointly to Polibrasil Resinas S.A., for the financing of the Splitter (propene separator unit) and Spheripol (industrial plant) projects, expire on this date, due to the fulfillment of all the contractual conditions originally stipulated (see note 17).